FOR IMMEDIATE RELEASE

            BITSTREAM INC. ADOPTS SHAREHOLDER RIGHTS PLAN AND BY-LAW
                                   AMENDMENTS

      CAMBRIDGE, MASSACHUSETTS -- November 16, 1998. Bitstream Inc. (NASDAQ NMS Symbol BITS) announced today that it has adopted a stockholder Rights Plan. The Plan is intended to deter coercive and unfair takeover tactics and to impede any change of control that would not be fair to all stockholders. The Plan was not adopted in response to any actual unsolicited acquisition offer made for the Company.

      Under the Rights Plan, which is effective immediately, the Board has declared a dividend of one share purchase right for each share of the Company's Class A Common Stock, $0.01 par value ("Common Stock"), outstanding at the close of business on November 6, 1998. The rights have no current value and their distribution is not taxable to stockholders. Unless and until they are triggered, the rights are redeemable by the Board, are not represented by separate certificates and are transferable only with the shares to which they attach.

      Under the Rights Plan's "flip-in" feature, if any person or group becomes the beneficial owner of 15% (or, in the case of the "grandfathered" stockholders, consisting of (A) Antonio Saladino, Gesfid, S.A. and each of their respective affiliates and associates (as such terms are defined in the Plan), collectively, and (B) each of Privest I N.V. and Privest II N.V., and each of their respective affiliates and associates, and any person who acquires shares of Common Stock from any of the foregoing with the approval of the Board, collectively, 26%) or more of the Common Stock (an "Acquiring Person"), all other stockholders except the Acquiring Person will be entitled to purchase Bitstream Inc. Common Stock having twice the market value of the exercise price of the rights, which the Board has set at $18 (subject to certain adjustment provisions). In addition, under the Rights Plan's "flip-over" feature, after the Acquiring Person becomes a 15% (or in the case of the grandfathered stockholders, 26%) -or-greater beneficial owner, if Bitstream Inc. is involved in a business combination with, or sells 50% or more of its assets or earning power to any other person, all stockholders (other than the Acquiring Person) will be entitled to purchase voting stock of the other person having twice the market value of the exercise price.

      The Rights Plan will expire in ten years and the rights may be redeemed by the Board for $0.01 per right at any time prior to a person having become an Acquiring Person.

      The Board has also amended the Company's By-Laws to require advance notice of a stockholder's intention to nominate board members or submit proposals for consideration at an annual or special stockholders' meeting or of intent to use the written consent procedure; and to clarify the chairman's rights with respect to adjournment and conduct of meetings.